December 21, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unibanco – União de Bancos Brasileiros S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

In order to facilitate your understanding of our hedge accounting, we would like to provide a brief explanation of Unibanco’s policies designed to hedge our exposure to variability in cash flows of certain recognized assets and liabilities.

One of Unibanco’s risk management objectives is to mitigate the risk associated with the uncertain cash inflows and outflows from variable interest rate assets (comprised of loans and debentures) and liabilities (comprised of time deposits) linked to the CDI rate (the local interbank deposit rate).

It is part of Unibanco´s hedging policy to hedge its exposure to the CDI rate by entering into cash flow hedges through the use of CDI futures contracts traded on the Brazilian Futures and Commodities Exchange – BM&F. The CDI rate is the daily average interest rate for one day interbank deposits. As is customary in the Brazilian market, interest in our CDI-based assets and liabilities is accrued daily, based on the corresponding CDI rate.

Unibanco’s asset hedges are structured in two ways: (i) a single derivative hedging instrument to hedge a single specifically identified asset; and (ii) a single derivative hedging instrument to hedge a specified group of individual assets.

To hedge our CDI-based liabilities (time deposits), Unibanco designates as the hedged item CDI-based interest payments from part of its then existing portfolio of CDI-based liabilities at the inception of the hedge. Pursuant to our risk management strategy, and to avoid over-hedging, we hedge only a portion of the total hedgeable exposure. The hedging structure for liabilities involves a single derivative hedging instrument to hedge the risk of changes in the first CDI-based interest payments during the period of the hedge. Those interest payments refer to a designated amount of then existing CDI-based liabilities at the inception of the hedge.

Within this context, please find below our answers to your questions.

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1)

We note your responses to the first bullet point of our letter dated October 30, 2007. In the first paragraph of this response you state that the maturity dates of your hedging instruments and hedged items are not necessarily the same. In the second paragraph of your response you state that in the absence of perfect matches, you contract items where the maturity dates of the hedging instruments are “the same” as the maturity dates of the designated cash flows in the hedge relationships. We do not understand why the maturity dates of the hedged items and the hedged instruments are considered “the same” when they apparently are different. Please explain.

We apologize for the misunderstanding relative to this item in our October 30, 2007 response. We have realized that we erroneously used the term “maturity dates” when we referred to situations where the period of the hedging instruments are shorter than the period of the recognized assets or liabilities at the inception of the hedge. In such cases, it is not the maturity dates that are the same, but rather, the length of time over which the respective cash flows are designated as being hedged and the period of the derivative hedging instrument. The period of the hedging relationship is dictated by our risk management objectives and not by the final maturity dates of the recognized assets or liabilities.

2)

As a related matter, please tell us the number of days variance that existed between the maturity dates of the hedging instruments and hedged items as of December 31, 2006 and 2005. Lastly, based on the fact that you utilized different maturity dates for the hedging instruments and the hedged items, tell us why you believe the derivatives qualify for hedge accounting under SFAS 133

In the case of our assets, as of December 31, 2005 and December 31, 2006, the period of our derivatives was up to one year, and the period of the recognized assets was up to 10 years. We should emphasize that both the variation of the hedged cash flow of recognized assets and the cash flow of the hedging instruments are based on the corresponding CDI rate, which is accrued daily. In situations where we can perfectly match the period of the hedging instrument and the hedged assets, we enter into a full-term hedge. When a perfect match is not possible or not desirable in accordance with our risk management strategies, we apply partial-term hedges, and the length of time over which the cash flows are designated as being hedged is the same as the period of the corresponding derivative hedging instruments.

In the case of our liabilities, we use a portfolio hedging strategy. The hedged interest cash flows are derived from a dynamic portfolio of continuously replenishing liabilities. Specifically, we designate the hedged item as the first CDI-based interest payments accrued on aggregate principal amount over the designated period of the hedges. Thus, individual maturity dates of the designated liabilities within such portfolio are not relevant when we designate the hedge relationship.

Based on the above and on the guidance provided in paragraphs 462 and 468 of Statement 133 and DIG Issue G13, we believe that our hedging strategies are compliant with the Standard.

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3)	We re-issue comment two from our letter dated October 30, 2007. Please address this comment with respect to your cash flow hedges. Please tell us the following for each type of forecasted transaction.

a)	How you aggregate similar cash flows under paragraph 29(a) of SFAS 133

All cash flows hedge structures, for both recognized assets and liabilities, share the same risk exposure to future changes in the CDI rate. In the case of recognized assets, we sometimes aggregate an identified portfolio of cash inflows and sometimes hedge an individual asset. In the case of liabilities, we aggregate a portfolio of cash outflows as described above. Consistent with paragraph 29(a) of SFAS 133, we do not aggregate cash outflows and inflows in the same hedge relationship.

b)	The defined time period over which you typically forecast the probable cash flows of each type of forecasted hedged transaction

For our assets, we forecast the probable cash inflows from loans or debentures until their respective maturity dates.

For our liabilities, we consider probable the cash outflows from our portfolio of time deposits to be perpetual because it is a dynamic portfolio that is continuously replenished. For the purpose of our hedge accounting, we forecast the probable cash flows for the period of the expected redemtion of our CDI based liabilities.

c)	How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period

In the case of our recognized assets, we assess whether the cash flows are probable for the period of the hedging instrument based on an individual analysis of the hedged assets. The analysis considers two different risks that may impact the forecasted cash flows: (i) the prepayment risk, and (ii) counterparty credit default risk. In order to assess the prepayment risk, Unibanco analyses prepayments data on a monthly basis. In order to assess the counterparty credit risk, Unibanco analyzes internal-credit scores on a monthly basis.

In the case of our recognized liabilities, Unibanco regularly assesses retrospective data to determine the minimum volume of time deposits that is probable to be continuously replenished in order to monitor the hedgeable exposure. Unibanco’s CDI-based time deposit portfolio has consistently grown over the last years and management projections indicate that it is expected to grow over the coming years. In addition, as a bank, we expect to maintain the growth of our time deposits (which are our primary source of funding) in order to sustain our normal operating activities. Therefore, Unibanco considers the likelihood of the hedged cash outflows to be probable.

d)	Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instrument than actual hedgeable forecasted transactions) and if so, the number of times and frequency; and

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As discussed above, Unibanco could miss its interest forecasted cash inflows for its recognized assets as a result of prepayments or counterparty credit defaults. Since we implemented our cash flow accounting hedge policies in November 2005, we have missed our forecast only three times (twice in April 2006 and once in June 2006), in each case due to prepayments. In such cases, cash flow hedge accounting was discontinued in accordance with SFAS 133 paragraphs 32 and 33. The gains recognized in connection with such discontinuances were equal to R$ 861.000,00 (eight hundred and sixty one thousand) reais.

For our cash outflows related to our time deposits, our portfolio has experienced continuous growth. As a result, Unibanco has never missed any of its forecasts. During the years ended December 31, 2006 and 2005 the notional amount of outstanding hedging instruments never exceeded the amount of the existing CDI based liabilities.

e)	Whether you have ever changed the forecasted transaction of an established hedge

No. Unibanco has never changed the forecasted transaction of an established hedge.

General

According to your request, we have already filed our response letters in the non-public Edgar data storage area as correspondence.

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Thank you for your consideration of our responses. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Odell or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Paulo Sergio Miron of PricewaterhouseCoopers -- Auditores Independentes at (55 11) 3674-2000.

Very truly yours, /s/ Geraldo Travaglia Filho Geraldo Travaglia Filho Chief Financial Officer of Unibanco – Union of Brazilian Banks S.A. and Unibanco Holdings S.A.

cc:

Francesca Odell

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers

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